7-10-02

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 10, 2002

Compañía Internacional de Telecomunicaciones S.A.

(Exact name of registrant as specified in its charter)

International Telecommunications Company Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

TABLE OF CONTENTS

Compañía Internacional de Telecomunicaciones S.A.

Buenos Aires, June 28, 2002

Señores
Bolsa de Comercio de Buenos Aires
Presente

Re.: Appointment of new independent auditors.

Dear Sirs:

I am addressing you on behalf of Compañía Internacional de Telecomunicaciones S.A., domiciled at Tucumán 1, 18th floor, in compliance with existing regulations to inform you that due to the resignation of Estudio Pistrelli Díaz y Asociados from their appointment as independent auditors for the company, Compañía Internacional de Telecomunicaciones' board of directors has temporarily named Deloitte & Co. S.R.L. as independent auditors, *ad referendum* of the next shareholders meeting.

Best regards,

Fernando Borio
Investor Relations Director

Bcba344

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: July 10, 2002

By: ______________________

Name: FERNANDO BORIO

Title: SECRETARY TO THE BOARD